June 10, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Jeffrey Riedler, Song P. Brandon, John Krug, Amy Bruckner and Mary Mast

RE:	MWI Veterinary Supply, Inc. Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-124264

Ladies and Gentlemen:

        MWI Veterinary Supply, Inc. (the "Company") has today filed with the Securities and Exchange Commission (the "Commission") Amendment No. 1 ("Amendment No. 1") to its Registration Statement on Form S-1 (Registration No. 333-124264). On behalf of the Company, we respond to the comments raised by the staff (the "Staff") of the Commission in the letter dated May 18, 2005 from Mr. Jeffrey Riedler to James F. Cleary, Jr. For your convenience, the comments are included in this letter and are followed by the applicable response. We also include supplemental information requested by the Staff as exhibits to this letter.

Form S-1 General

1.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.

Response:

        The Company notes the Staff's comment.

2.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response:

        The Company notes the Staff's comment.

3.
Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

Response:

        The Company notes the Staff's comment and will supplementally provide to the Staff prior to its use proofs of all graphic, visual, or photographic information the Company will provide in the printed Prospectus.

4.
Prior to requesting acceleration for effectiveness, please refer to Item 3-12 of Regulation S-X and file an amended registration statement on Form S-1 to include your most recent interim financial statements as of and for the period ended March 31, 2005. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Response:

        The Company accepts the Staff's comment and has provided the most recent interim financial statements as of and for the period ended March 31, 2005 on pages F-24 through F-32 of the Prospectus.

Prospectus Summary, page 1

5.
The summary section should provide a brief, but balanced description of the key aspects of the company as of the latest practicable date. Currently you only appear to discuss the positive aspects of your company. Please review the summary to also discuss any negative aspects of your company's experience. In addition, since you have included a summary of your company's strategies to strengthen your position, please include a balancing discussion that discusses the negative aspects and risks associated with your business strategies.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on pages 2 and 3 of the Prospectus to include a discussion of some of the risks and negative aspects of the Company's business.

6.
Please provide us with an annotated copy of third party documentation supporting your statement "We are a leading distributor of animal health products to veterinarians across the United States." In addition, please provide us with a marked copy of the information you attribute to the Animal Health Institute and American Veterinary Medical Association, respectively, in this section as well as in your Business section.

Response:

        The Company accepts the Staff's comment and is supplementally providing to the Staff annotated copies of third party documentation supporting the statement "We are a leading . . . ," attached as Exhibit A hereto. The Company is also supplementally providing to the Staff the requested marked copies of the Animal Health Institute and American Veterinary Medical Association documentation, attached as Exhibits B and C hereto. The Company calculated the average annual purchases of veterinary practices based on data from the American Veterinary Medical Association, and the Company is supplementally providing to the Staff materials from the American Veterinary Medical Association supporting this calculation, attached as Exhibit D hereto.

Summary Consolidated Financial and Operating Data, page 7

7.
We note that you present the non-GAAP measure, EBITDA, as an indicator of your performance. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note the following regarding the items that you exclude from your presentation of EBITDA:

  •
  There is a past pattern of these items occurring in each reporting period;

  •
  The financial impact of these items will not disappear or become immaterial in the future; and

  •
  There is no unusual reason that the company can substantiate to identify the special nature of these items.

The above raises significant questions about management's assertions as to the usefulness of EBITDA to measure performance and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please revise your filing to remove all references to this measure or tell us how your disclosure complies with Item 10 of Regulation S-K.

Response:

        The Staff is supplementally advised that the Company believes that its disclosure of EBITDA complies with Item 10 of Regulation S-K and the Staff's published guidance regarding the use of non-GAAP Financial Measures. The answer to Question 8 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued on June 13, 2003 (the "FAQ") provides "...while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance...Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances." The answer to Question 15 of the FAQ provides that if a company is able to justify the use of the non-GAAP financial measure EBITDA, that such measure "should be reconciled to net income as presented under GAAP." The Company believes that it has met this burden and that the presentation of EBITDA, which represents the Company's net income before interest expense, income tax expense and depreciation and amortization, is important to investors because EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of company performance for distribution companies. The Company also believes that the presentation of EBITDA enables an investor to view the Company's performance in the same way as management views the Company, and provides the investor with the same data that management uses to evaluate the Company's financial performance and determine resource allocation. The Company does not utilize or present EBITDA as a liquidity measure and does not present an Adjusted EBITDA, choosing instead to present EBITDA without adjustment, reconciled to net income as discussed in the answer to Question 15 of the FAQ. Also, in accordance with the answer to Question 8 of the FAQ, the Company has disclosed on page 7 of the Prospectus the economic substance behind its decision to use EBITDA, that EBITDA is not a recognized measure of financial performance under generally accepted accounting principles, that items excluded from EBITDA are significant components in understanding and assessing financial performance and that EBITDA should not be considered in isolation or as a substitute for consolidated statements of income and cash flows data prepared in accordance with generally accepted accounting principles and should not be construed as an indicator of the Company's financial performance or liquidity.

Risk Factors, page 8

8.
We note your disclosure in the introductory paragraph of this section where you state, "The risks and uncertainties described below are not the only risks and uncertainties we face." This sentence suggests that not all known risks or uncertainties are described in this section. Please amend your disclosure to state that all material risks are described in the risk factors section, and ensure that the statement is true.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 8 of the Prospectus.

9.
We note from your disclosure in the Use of Proceeds section on page 20 that your net proceeds will be used to primarily repay debt and to redeem all of your Series A preferred stock held by your principal shareholders. In that regard, please consider adding a risk factor that indicates you expect to retain none of your offering proceeds for any other purposes. Please also identify the shareholders who will benefit from the redemption and their relationship to the company, other than as principal shareholders. In the alternative, please tell us why you do not believe such a risk factor is necessary.

Response:

        The Company accepts the Staff's comment and has added a risk factor on page 17 of the Prospectus regarding use of the offering proceeds and identifying the stockholders who will benefit from the redemption of the Company's Series A preferred stock.

10.
We note your disclose under the heading "Dividend Policy." Please consider adding a risk factor indicating that investors will only see a return on their investment if the value of the shares appreciates since you currently intend to retain future earnings to develop and expand your business. In the alternative, please tell us why you do not believe such a risk factor is necessary.

Response:

        The Company accepts the Staff's comment and has added a risk factor on page 19 of the Prospectus regarding the likelihood that an investor will receive a return on an investment in the Company's common stock only if the value of the Company's common stock appreciates in value.

"Our operating results may fluctuate due to factors outside of management's control," page 8

11.
Please describe if any of the factors you have described in this risk factor have historically impacted your results of operations and financial condition in a negative manner. If so, please briefly describe the specific factors and how they impacted you.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 8 of the Prospectus.

"An adverse change in vendor rebates could negatively affect our business," page 8

12.
Please describe if historically if you have experienced a negative material impact on your results of operations and financial condition due to an adverse change in vendor rebates. If so, please describe the incidence and how it impacted you.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 8 of the Prospectus.

"Our business, financial condition and results of operations depend upon . . . ," page 10

13.
Please identify every vendor who supplied 10% or more of your product sales. Please also indicate if you have any formal agreements with such vendors. If so, please provide the material terms of any agreements, including termination provisions. You should also file the agreements as exhibits.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on pages 10, 50 and 51 of the Prospectus. The Company supplementally informs the Staff that the Company's Ethical Distribution Agreement with Fort Dodge Animal Health and its Livestock Products Agreement with Pfizer Inc. have been filed with Amendment No. 1 as exhibits 10.16 and 10.17, respectively. The Company does not have a formal agreement with Vedco, Inc., a corporation with 10 stockholders, including the Company. The Company is entitled to purchase product from Vedco, Inc. as a result of its being a stockholder of Vedco, Inc. Vedco, Inc.'s principal customers are its stockholders.

14.
You indicate that you have agreements with some of your vendors. Please quantify how many vendors you have written agreements with.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 10 of the Prospectus.

"We rely upon third parties to ship products to our customers and interruptions . . . ," page 11

15.
Please describe if historically you have experienced a negative material impact on your results of operations and financial condition due to conditions in the transportation industry experienced by UPS or shipping costs charged by UPS. If so, please describe the incidence and how it impacted you.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on pages 11 and 12 of the Prospectus.

"Loss of key management or sales representatives could harm our business," page 14

16.
Please indicate if you have entered into any employment agreements with any executive officers. If so, please also provide the expiration date of such agreements.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 14 of the Prospectus.

17.
Please briefly discuss any aspects, of your business that make you less attractive than other companies to potential employees.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 14 of the Prospectus.

"We may be subject to product liability and other claims in the ordinary course . . . ," page 14

18.
Please disclose the coverage amount and any limitations on any product liability insurance policies you maintain.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 15 of the Prospectus. The Company supplementally informs the Staff that it does not maintain any product liability insurance policies because the Company does not currently manufacture any of the products that it sells.

"We may not be able to raise needed capital in the future," page 15

19.
Please indicate how long you expect your existing capital resources without proceeds from the offering will be sufficient to conduct your operations.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 15 of the Prospectus.

20.
Please divide this risk factor into two risk factors: one addressing the consequences of not obtaining sufficient capital and the other addressing the negative consequences of obtaining capital, such as dilution.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 15 of the Prospectus. The Company supplementally informs the Staff that instead of including a new risk factor regarding the negative consequences of obtaining capital, the Company has revised the disclosure under the risk factors "Our substantial leverage could harm our business . .. . " and "Future sales of shares of our common stock in the public market . . . " on pages 16 and 18 of the Prospectus, respectively, which already include disclosure regarding dilution, to more fully discuss the negative consequences of obtaining capital.

"Concentration of ownership among our existing executive officers, directors . . . ," page 16

21.
Please also revise this risk factor to include disclosure that BRS is entitled to designate five members and Agri Beef Co. is entitled to designate one member to your board so long as each entity maintains a certain percentage of common stock ownership. Please also specify the certain percentage each must maintain in order to designate members of your board and how much each of these entities currently hold and will expect to hold after the offering.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 17 of the Prospectus.

"You will incur immediate and substantial dilution as a result of this offering," page 18

22.
Please revise the risk factor to explain also that investors who purchase shares will contribute    % of the total amount to fund the company but will own only    % of the outstanding share capital and    % of the voting rights.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 19 of the Prospectus.

Use of Proceeds, page 20

23.
Please explain why the Series A preferred shares will be repurchased instead of using the proceeds to further your business activities? Are you required to redeem the preferred shares and, if so, why?

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 21 of the Prospectus.

24.
Please also explain why you are repaying your borrowings under your credit facility as it appears you intend to take on additional borrowings subsequently thereafter to have funds available for general corporate purposes. Are you required to pay down the borrowing by a certain time?

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 21 of the Prospectus. The Company supplementally informs the Staff that the borrowings on the Company's revolving credit facility are not required to be paid down prior to the maturity date of the Company's Amended Credit Agreement, June 18, 2007.

Management's Discussion and Analysis of Financial Condition, page 27

25.
You indicate that you cannot know in advance when a vendor will switch between the "buy/sell" and agency models. Please explain the reasons you cannot know in advance as it appears you have written agreements with some of your vendors.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 28 of the Prospectus.

Results of Operations, page 29

26.
Please revise your tabular presentation and the underlying discussion of your result of operations to separate and distinguish the predecessor and successor financial information. Specifically, your "pro forma" presentation of the combined results appears akin to a "pooling of interests," which does not reflect the substance of the business combination in accordance with GAAP.

Response:

        The Company notes the Staff's comment. However, the Company has presented the combined results of operations of the Company's Predecessor for the period from October 1, 2001 to June 17, 2002 and Successor for the period from June 18, 2002 to September 30, 2002 on a pro forma basis for purposes of Management's Discussion and Analysis of Financial Condition and Results of Operations because the Company believes such combined results provide the most meaningful comparison to the Company's results of operations for the fiscal year ended September 30, 2003. The Company considered the following factors in arriving at its conclusion:

  •
  The operating activities of the entity during the two above-mentioned periods were the same in all material respects. The acquisition transaction did not merge other operations into or divest operations from the Company.

  •
  The application of purchase accounting described in Note 1 to the Company's financial statements did not result in changes in bases of assets or liabilities that, when amortized or otherwise recorded in the Company's statements of income, had a material effect on such subsequent operations.

  •
  The incremental financing incurred by the Company resulted in increases in interest expense subsequent to the acquisition. This effect on interest expense is discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, Fiscal 2003 Compared to Fiscal 2002, Other Expenses, on page 34 of the Prospectus.

        After considering these factors, the Company believes the comparability between the two above-mentioned periods, while not complete, is at a level whereby combination of the two periods for purposes of comparison to the results of operations for the fiscal year ended September 30, 2003 provides information to prospective investors that is significantly more meaningful than a stand-alone analysis of the results of operations of each of the respective periods without a comparison to the fiscal year ended September 30, 2003.

27.
In all cases where you attribute a material change in financial statement amounts to more than one factor, please ensure that you have quantified the effect of each material factor on the amount. We believe that such quantification is required by Financial Reporting Codification Section 501.04. Additionally, in accordance with Item 303(a)(3)(iii) of Regulation S-K, please consider disclosing whether the material increase in product sales from period to period relate to specific products or product lines, including those newly introduced.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on pages 31 through 34 of the Prospectus to provide further quantification in those areas where more than one factor contributed to material changes in the financial statement amounts. Further, the Company has modified its disclosures regarding increases in product sales to disclose that material increases in product sales were the result of increases in product volumes over a wide range of products without material concentration on specific products or product lines. These volume increases were the result of increases in the number of field sales representatives and their coverage of expanded geographical areas. The Company supplementally advises the Staff that other than the voluntary recall of a product in September 2004 (discussed and quantified in our discussion of Total Revenues for the Six Months Ended March 31, 2005 Compared to Six Months Ended March 31, 2004 on page 31 of the Prospectus) and the introduction of a new line of veterinary diagnostic equipment and supplies in February 2002 (discussed and quantified in our discussion of Total Revenues for Fiscal 2003 Compared to Fiscal 2002 on page 33 of the Prospectus), the Company has not experienced material changes in product sales between comparative reporting periods as the result of newly introduced or discontinued specific products or product lines.

Liquidity and Capital Resources, page 35

28.
Please include a more robust discussion and analysis of your operating cash flows to address the underlying reasons for the comparative changes in your working capital components for the financial statement periods presented. In doing so, please refer to Commission Release No. 33-8350: "Interpretation—Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/rules/interp/33-8350.htm.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on pages 36 and 37 of the Prospectus.

Critical Accounting Policies, page 38

29.
Please revise your disclosures herein, giving consideration to Commission Release No. 33-8350: "Interpretation—Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying each of your critical accounting measurements. More specifically, please address the following:

a.)
define or provide an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time;

b.)
specifically address why your accounting estimates or assumptions bear the risk of change;

c.)
analyze, to the extent material, such factors as how accurate each estimate/assumption has been in the past; how each has changed in the past; and whether each is reasonable likely to change in the future; and

d.)
analyze each estimate/assumption's specific sensitivity to change, based on other materially different outcomes that are reasonably likely to occur.

Response:

        The Company accepts the Staff's comment and has revised the disclosure of Critical Accounting Policies on pages 40 and 41 of the Prospectus to address material implications of uncertainties associated with the methods, assumptions and estimates underlying the Company's critical accounting methods—most specifically related to vendor rebates and goodwill and other intangible assets. The Company supplementally advises the Staff that, except for the estimates of fair value used in its annual impairment tests of goodwill, the items disclosed by the Company as Critical Accounting Policies do not contain other estimates that the Company considers to have underlying material implications of uncertainties. The Company's revenue recognition policies are not complex and it historically has not had significant returns, allowances or bad debts. In addition, as discussed in the Company's responses to Staff Comment Nos. 30 and 31 below, the nature and time periods of its vendor rebate and customer incentive programs and the resultant accounting policies result in resolution of most uncertainties prior to the Company making estimates of rebates or customer incentives to record. Further, the Company has only issued stock options or other equity-based instruments in one instance and for relatively low levels. Finally, our accounting for redeemable preferred stock does not require estimates by the Company.

30.
We note that your vendors base their performance rebate programs on sales growth goals that they establish with you at the beginning of each calendar year per the underlying contracts. Please clarify for us, supplementally, your recognition of these vendor rebates "at the time the sales performance measures are achieved," as opposed to systematic recognition based on estimates over the underlying contract periods. In proving us with this additional information, please address Issues 7 and 8 of EITF 02-16.

Response:

        The Company notes the Staff's comment and supplementally informs the Staff that approximately 67% of the Company's vendor rebates relate to programs that are based on measurement criteria that begin and end in the same fiscal quarter for the Company. At the end of the quarter, the Company records these rebates which results in a systematic allocation of cash consideration to each of the underlying transactions as required by paragraph 7 of EITF 02-16. For the remaining approximately 33% of the Company's vendor rebates, the Company considers the requirements of paragraphs 7 and 8 of EITF 02-16 and has concluded that recognition is not appropriate until the milestones are achieved because such rebates are not probable or reasonably estimable. The facts upon which the Company has based this conclusion are as follows:

  •
  The rebates are primarily based on the level of sales by the Company to its customers—not purchases by the Company from the manufacturers. This significantly reduces the Company's ability to control its achievement of the milestones.

  •
  Substantially all of these rebates relate to sales of products that are to occur over a full year. In addition, these rebates programs are not graded (if the Company does not achieve the milestones, the Company receives no rebate).

  •
  The manufacturers change the milestones each year to target specific products or groups of products, many of which are different than the targeted products contained in the previous year's milestones. The targeted milestones are determined by the manufacturers with little or no negotiation with the Company and are communicated to the Company usually at the beginning of the annual measurement period.

  •
  The target volumes in the milestones typically represent significant increases from volumes achieved by the Company in previous years. Historically, for most of those annual programs where the Company has attained the milestones, such attainment has not occurred until very late in the measurement period (months eleven or twelve).

  •
  Most of the Company's rebates are earned from vendors of patented, name-brand products. The expiration of patents and the introduction of generic products occurs fairly frequently in the Company's industry. The effect of the introduction of a generic product during a rebate period on the Company's ability to achieve requisite sales levels of the brand-name products upon which its rebate milestones are based is difficult to estimate.

  •
  The Company's manufacturers experience back-order situations in their plants from time to time. In these situations, the Company's ability to purchase and then resell products upon which its rebate milestones are based is negatively impacted. In most situations, the manufacturers do not make exceptions for back-order circumstances when determining the Company's achievement of vendor rebate milestones.

        Based on these facts, the Company has concluded that substantially all of its annual vendor rebate programs have characteristics similar to those described in paragraph 8 of EITF 02-16 that prevent it from concluding that these rebates are probable and reasonably estimable. As such, the Company believes recognition of these rebates upon achievement of the milestones is appropriate.

31.
We acknowledge that you recognize revenue in accordance with EITF 01-9 for your "customer incentives," as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue could be defined and improved as follows:

a.)
Disclose the type and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than those upon which you currently rely. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b.)
Disclose the factors that you consider in estimating each accrual, such as historical product returns, levels of inventory in your distribution channels; estimated remaining product shelf lives; price changes from competitors and introductions of new products.

c.)
To the extent that the information you consider in b. is quantifiable, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

d.)
If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.

e.)
You should also consider disclosing a roll-forward of the liability for each estimate for the periods presented, showing the following:

•
beginning balance;

•
current provision related to sales made in current period;

•
current provision related to sales made in prior periods;

•
actual returns or credits in current period related to sales made in current period;

    •
    actual returns or credits in current period related to sales made in prior periods; and

    •
    ending balance.

  f.)
  Finally, in your discussion of the results of operation for the period to period net sales revenue comparisons, discuss the amount of and reason for fluctuations with respect to each item/estimate that reduces gross revenue. Please address the effect that changes in your estimates with respect to each item had on your revenues and operations for the applicable periods.

Response:

        The Company notes the Staff's comment. The Staff is supplementally informed that a substantial portion (approximately 75-80%) of the Company's customer incentives paid relate to programs that are based on measurement criteria that begin and end within the same fiscal quarter for the Company and therefore do not require significant estimation. In addition, the Company's estimated liability at any quarter end for customer incentive programs with periods longer than one quarter has historically been less than $300,000. Accordingly, the Company concluded that the recorded balances for amounts subject to estimation, the sensitivity of such balances to estimation assumptions, and the changes that could result from other reasonably likely assumptions were all not material and therefore detailed disclosures as suggested by the Staff would not promote meaningful additional understanding of its financial statements.

Business, page 42
Competitive Strengths, page 43

32.
Please explain what you mean by "organic growth" in the first bullet point of this section.

Response:

        The Company notes the Staff's comment and has revised the disclosure on page 45 of the Prospectus to remove the word "organic" and replace it with the word "internal."

33.
Please provide us with third party documentation supporting your statement that you are "also a leader in providing on-line ordering, valuable business information and value-added services through [your] Internet site. . . ."

Response:

        The Company notes the Staff's comment and has revised the disclosure on page 45 of the Prospectus to remove the reference to the Company as "a leader" in providing the listed services through the Company's Internet site.

Business—Products, page 44

34.
We note your discussion of your three major market niches, by product type. Please refer to paragraph 36 of SFAS No. 131 regarding enterprise-wide disclosures and expand your discussion to include, at a minimum, the information required by paragraph 37 regarding each your groups of similar products.

Response:

        The Company notes the Staff's comment. The Company supplementally informs the Staff that it has reconsidered the provisions of paragraphs 36 and 37 of Statement of Financial Accounting

Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information, as directed by the Staff. Paragraph 37 of SFAS 131 states, in part:

  "An enterprise shall report the revenues from external customers for each product or service, or each group of similar products and services unless it is impracticable to do so." [emphasis added]

        All of the products discussed in Business-Products on page 47 of the Prospectus are animal health products and supplies. The Company considers them inclusively to be one "group of similar products and services" pursuant to the provisions of paragraph 37 of SFAS 131 for the following reasons:

  •
  Substantially all of the products are marketed to one class of customer, veterinarians, to assist those customers in the provision of animal health.

  •
  All of the products are stored and shipped in common warehousing facilities and managed collectively by the Company's warehouse personnel.

  •
  The different categories of products are typically purchased from the same vendor on the same purchase order and received in the same shipment at the Company's warehouse facilities.

  •
  The Company's field sales representatives market all categories of its products on each sales call—the Company does not have separate representatives for different product categories. Customer orders typically include products from multiple categories that are then shipped in the same box to the customer. The customer is invoiced for the entire order on the same invoice and remits one payment.

        Based on the above analysis, the Company has concluded that separate disclosures in the footnotes to the Company's financial statements of revenues segregated by the product categories described in Business-Products on page 47 of the Prospectus is not required.

Management, page 53

35.
The business description of each of your executive officers and directors should contain the business description for the last five years. In this regard, we not the following business description appear to need revisions:

•
Please indicate how long James M. Ross served as Chief Operating Officer of Bergen Medical Corporation. If he held other positions prior to joining you in April 2001, please so indicate.

•
Please indicate what positions Keith E. Alessi held from February 2000 to February 2003.

•
It is unclear what position John F. McNamara currently holds. Please revise to clarify. If he is retired, please so indicate and provide his retirement date.

Response:

        The Company accepts the Staff's comment and has revised the disclosure regarding Mr. Ross on page 56 of the Prospectus and the disclosure regarding Mr. McNamara on page 57 of the Prospectus. The Company supplementally informs the Staff that as indicated in Mr. Alessi's biography, during the three-year period from February 2000 to February 2003, Mr. Alessi served as Adjunct Professor of Law at The Washington and Lee University School of Law. Mr. Alessi has also served as an Adjunct Lecturer at The University of Michigan Graduate School of Business since 2001. Mr. Alessi did not serve in a managerial position during the three-year period from February 2000 to February 2003. As a result, the Company has made no changes to the biography of Mr. Alessi.

Director Compensation, page 55

36.
Please explain why non-employee directors affiliated with Bruckmann, Rosser, Sherrill & Co. II and Agri Beef Co. do not receive an annual retainer. We note you have disclosed the relationship between these two entities and the Company in the subsection entitled "Formation" on page 59.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 59 of the Prospectus.

Certain Relationships and Related Party Transactions, page 59
Stockholders Agreement, page 59

37.
Please specify the certain percentage of common stock ownership that each of BRS and Agri Beef must maintain in order to retain their ability to designate board members.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page 63 of the Prospectus.

Certain Relationships and Related Party Transactions, page 59
Management Agreement, page 59-60

38.
Please disclose in the financial statements the agreement to pay $1.6 million to BRS LLC and $400,000 to Agri Beef Co. upon closing of the offering or tell us why you believe no disclosure is required.

Response:

        The Company accepts the Staff's comment and has added the required disclosure on pages F-22 and F-32 of the Prospectus.

Description of Capital Stock, page 63

39.
Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-K. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Response:

        The Company accepts the Staff's comment and has added the required disclosure on pages 68 and 69 of the Prospectus.

Underwriting, page 67

40.
You indicate that some of the securities may be offered or sold electronically by your underwriters or other members of the syndicate. Please tell us the procedures that will be used in selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

Response:

        The Company accepts the Staff's comment and supplementally informs the Staff that Banc of America Securities LLC has advised the Company that the underwriters will not accept indications of interest, offers to purchase or otherwise offer and/or sell securities electronically, nor will they confirm sales electronically. However, the underwriters may deliver the preliminary prospectus and any amendments thereto to certain of their clients by posting electronic versions of those documents on the "i-Deal" website, a website which Banc of America Securities LLC is currently discussing with Ms. Kristina Wyatt of the Staff. These customers will also be sent a hard copy of the preliminary prospectus and any amendments thereto. Electronic versions of the preliminary prospectus and any amendments thereto will be made available to those customers only as a convenience. The underwriters will not be relying on electronic delivery to meet their delivery obligations under the federal securities laws. No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act of 1933. The underwriters will only deliver hard copies of the final prospectus to their customers.

41.
We note that the underwriters have reserved up to five percent of the shares for sale directly to your employees, directors, business associates and other third parties. Please specify what category of people you refer to by "other third parties." In addition, please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified or intend to notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? Also, provide us with any materials given to potential purchasers of the reserved shares.

Response:

        The sale of the shares in the directed share program will be made by William Blair & Company, L.L.C. to our employees, directors, business associates and other third parties. The "other third parties" who may participate in the directed share program include family members or persons with certain relationships to our employees, shareholders, directors or other business associates. Potential purchasers in the directed share program will be determined by the Company, although to date the Company has not identified those individuals who will be entitled to participate. At such time as the Company has prepared a final list of potential participants, such list will be communicated to William Blair & Company, L.L.C. The allocation of reserved shares will be determined based on demand, however if demand exceeds the number of shares allocated to the directed share program, the allocation of shares will be determined by the Company.

        Participants in the directed share program will be required to establish a brokerage account with William Blair & Company, L.L.C. in order to purchase shares. For administrative convenience, such accounts are established prior to the effectiveness of the Registration Statement. There is no minimum deposit required to open or maintain such account, and participants have no obligation to maintain their shares in such account. If no shares are purchased, the relevant account is purged. There are no maintenance fees tied to such accounts. Potential purchasers will be advised that they should not forward the purchase price of any shares to William Blair & Company, L.L.C. until after the Registration Statement has become effective.

        Subject to the procedures described above and in the materials relating to the directed share program enclosed herewith, shares sold to persons in the directed share program will be sold on the same terms and conditions as those sold in the general public offering (including with respect to commissions).

        Other than the form of materials attached hereto as Exhibit E which will be sent in their final form at the time of delivery of the preliminary prospectus, there are no other written communications that have been or will be sent to potential purchasers in the directed share program.

Notes to Consolidated Financial Statements

Note 1, Formation and Acquisition, page F-8

42.
Please address the following comments regarding the formation of MWI Holdings, Inc. and your acquisition of MWI Veterinary Supply Co. Please also revise your current disclosure accordingly and reference the authoritative literature under U.S. GAAP that supports your treatment.

a.)
Provide us with basis for your accounting treatment regarding your allocation of the purchase price to the net assets of MWI Veterinary Supply Co. based on fair value. Per your disclosure in "Certain Relationships and Related Party Transactions" on page 59, it appears that you purchased MWI Veterinary Supply Co. from a related party, which appears to preclude the recognition of goodwill in connection with this transaction.

b.)
Clarify in the note the related party nature of the transaction.

c.)
Supplement your determination that you did not acquire any identifiable intangible assets apart from goodwill.

Response:

        With respect to comment a) above, the Company supplementally advises the Staff that the transaction described in Note 1 to the Company's consolidated financial statements was the acquisition of MWI Veterinary Supply Co. from its owner, Agri Beef Co. by an unrelated party, Bruckmann, Rosser, Sherrill & Co. II, L.P. ("BRS"). The acquisition was completed by the formation of a new entity by BRS, MWI Holdings, Inc., which then acquired 100% of the outstanding stock of MWI Veterinary Supply Co. The transaction resulted in BRS obtaining control of the acquired entity, MWI Veterinary Supply Co. Paragraph 9 of SFAS No. 141, Business Combinations, states, in part:

    "For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities . . . ."

        As an unrelated new party, BRS (through newly formed MWI Holdings, Inc.), obtained control over MWI Veterinary Supply Co., the Company believes the transaction is a business combination to be accounted for pursuant to the provisions of SFAS 141. Pursuant to these provisions, the Company (MWI Holdings, Inc.), applied fair value accounting to the percentage of MWI Veterinary Supply Co. it acquired in the transaction (100%) based on the fair value of consideration it paid to Agri Beef Co.

        The Company also supplementally advises the Staff that Agri Beef Co. is a related party to the Company (and therefore subject to disclosure under Certain Relationships and Related Party Transactions in the Prospectus) because it holds shares of both common stock and Series A preferred stock of the Company received as partial consideration for the sale of MWI Veterinary Supply Co.'s stock as described above. Agri Beef Co. was not a related party of either BRS or MWI Holdings, Inc. at the time of the acquisition of MWI Veterinary Supply Co.

        With respect to comment b) above, based on the discussion in response to comment a) above, the Company supplementally advises the Staff that the Company believes disclosure of the "related party nature of the transaction" is not appropriate.

        With respect to comment c) above, at the time of the acquisition, the Company engaged the services of a nationally recognized valuation firm, Standard & Poors Corporate Value Consulting ("S&P"), to assist the Company in identifying and then estimating the fair value of acquired intangible assets for the purpose of allocating the purchase price paid. At the Company's direction, S&P performed the following procedures, among others:

  •
  Reviewed the acquisition documents to determine purchase price paid, specific assets acquired or excluded, the expectations of management, potential identification of synergies, and explicit facts and circumstances surrounding the acquisition that may have affected the value of intangible assets.

  •
  Determined the existence of any significant identifiable intangible assets and their economic and/or contractual remaining lives.

  •
  Analyzed conditions in and the economic outlook for the veterinarian and veterinarian supply industry segments.

  •
  Analyzed general market data, including economic, governmental and environmental forces that may have affected the value of intangible assets.

        As part of the determination, the Company and S&P specifically considered the provisions of paragraph 39 of Statement of Financial Accounting Standards No. 141, Business Combinations, including the guidance in Appendix A of that Statement, and evaluated the potential identifiable intangible assets against this guidance.

        As a product of their procedures, S&P provided the Company with a written valuation report. The Company reviewed and accepted such report which included descriptions of the procedures performed, valuation techniques applied, and the results of the valuation. The Company's allocation of purchase price described in Note 1 to its financial statements reflects the results of this process.

Exhibit List—page II-1

43.
Please file as promptly as possible all exhibits, including your legal counsel opinion, as we will review them prior to granting effectiveness of the registration statement. We may have further comments upon examination of the exhibits.

Response:

        The Company notes the Staff's comment.

Recent Sales of Unregistered Securities, Page II-2

44.
Please revise to indicate what exemption you are relying on for each of your unregistered offerings. It is not sufficient to state you relied on Section 4(2) or Regulation D.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page II-2 of the Registration Statement.

45.
For each offering, disclose the aggregate offering price.

Response:

        The Company accepts the Staff's comment and has revised the disclosure on page II-2 of the Registration Statement.

        If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510, Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2562. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/  DERICK S. KAUFFMAN

Derick S. Kauffman
Exhibits (via overnight delivery)

cc:
James F. Cleary, Jr.
Robert Evans, Esq.
James A. Lebovitz, Esq.
Stephen M. Leitzell, Esq.